                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number:  0-14120
                                                                        -------


(Check One):  [  ] Form 10-K and Form 10-KSB   [X] Form 11-K       [ ]Form 20-F
              [  ]Form 10-Q and Form 10-QSB    [ ]Form N-SAR

                                For Period Ended:  December 31, 2001
                                                   -----------------

       [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
       [ ] Transition Report on Form 11-K

                 For the Transition Period Ended: Not Applicable
                                                  --------------

--------------------------------------------------------------------------------

         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        --------------

                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant:               Advanta Corp. Employee Savings Plan

Former Name if Applicable:

Address of Principal Executive Office (Street and number): Welsh and McKean Roads, P.O. Box 844, Spring House, PA 19477

                                     PART II
                            RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]      (c)      The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         The Form 11-K for the year ended December 31, 2001 for the Advanta Corp. Employee Savings Plan (the "Plan") must include audited financial statements for the Plan. On June 28, 2002, Advanta Corp. ("Advanta"), the Administrator of the Plan, engaged KPMG LLP as its independent public accountants and dismissed Arthur Andersen LLP as its independent public accountants. As a result of this action, KPMG LLP will audit the financial statements of the Plan for the year ended December 31, 2001. Due to the date of engagement of KPMG LLP, additional time is necessary for the Plan's new independent public accountants to complete and audit the financial statements to be included in the Plan's Form 11-K.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Philip M. Browne                      (215) 657-4000
         -----------------------------------------------------------------
             (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes   [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [ ] Yes   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       ADVANTA CORP. EMPLOYEE SAVINGS PLAN
                  --------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  July 1, 2002         By: /s/ Philip M. Browne
      --------------            ----------------------------------------------
                                Philip M. Browne
                                Member of the Committee Administering the Plan